Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to an Equity Index Basket due November 3, 2020

Term Sheet to Pricing Supplement dated April 30, 2019

Summary of terms		Investment description
Issuer	Canadian Imperial Bank of Commerce

•     Linked to an equally weighted equity index basket comprised of the S&P 500® Index (50%) and the EURO STOXX 50® Index (50%).

•     Unlike ordinary debt securities, the securities do not pay interest at a specified rate or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Basket from the Starting Level to the Ending Level.

•     The Redemption Amount will reflect the following terms:

If the value of the Basket increases:

You will receive the principal amount plus 125% participation in the upside performance of the Basket, subject to a maximum total return at maturity of 14.00% of the principal amount

If the value of the Basket decreases, but the decrease is not by more than 10%, or does not change:

You will be repaid the principal amount

If the value of the Basket decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the value of the Basket in excess of 10%

Term	1.5 years
Market Measure	An equally weighted basket (the “Basket”) comprised of the S&P 500® Index (50%) (the “SPX”) and EURO STOXX 50® Index (50%) (the “SX5E”) (each, a “Basket Component”)
Pricing Date	April 30, 2019
Issue Date	May 3, 2019
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount is calculated” in this term sheet
Stated Maturity Date	November 3, 2020
Starting Level	100
Ending Level	See “How the Ending Level is calculated” on page 3
Capped Value	114.00% of the principal amount ($1,140.00 per security)
Threshold Level	90, which is 90% of the Starting Level
Participation Rate	125%
Final Valuation Date	October 27, 2020
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	2.45%; dealers including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.50% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WQJ3 / US13605WQJ35

The Issuer’s estimated value of the securities on the Pricing Date is $968.20 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right is based on the Capped Value of 114.00% of the principal amount or $1,140.00 per $1,000 security, the participation rate of 125% and the Threshold Level equal to 90% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Level and whether you hold your securities to maturity.

Hypothetical returns

Hypothetical Ending Level	Hypothetical percentage change from the Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security	Hypothetical pre-tax total rate of return

175.00	75.00%	$1,140.00	14.00%
150.00	50.00%	$1,140.00	14.00%
140.00	40.00%	$1,140.00	14.00%
130.00	30.00%	$1,140.00	14.00%
120.00	20.00%	$1,140.00	14.00%
115.00	15.00%	$1,140.00	14.00%
111.20	11.20%	$1,140.00	14.00%
105.00	5.00%	$1,062.50	6.25%
100.00(1)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
75.00	-25.00%	$850.00	-15.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%

(1) The Starting Level.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rates of return will depend on the actual Ending Level.

How the Redemption Amount is calculated

The Redemption Amount will be determined as follows:

•	If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to the lesser of:

(i)	$1,000 plus

$1,000 x	Ending Level – Starting Level	x Participation Rate	; and
Starting Level

(ii)	the Capped Value

•	If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•	If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

$1,000 x	Threshold Level – Ending Level
Starting Level

In such a case, you will lose up to 90% of your principal amount.

How the Ending Level is calculated

The Ending Level will be calculated based on the weighted returns of the Basket Components and will be equal to the product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 50% of the Component Return of the SPX and (B) 50% of the Component Return of the SX5E.

The Component Return of a Basket Component will be equal to:

Final Component Level– Initial Component Level
Initial Component Level

where,

•    the “Initial Component Level” is the Closing Level of such Basket Component on the Pricing Date, as set forth below; and

•    the “Final Component Level” will be the Closing Level of such Basket Component on the Final Valuation Date.

The Initial Component Level of the Basket Components are as follows: SPX (2,945.83) and SX5E (3,514.62).

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•      If The Ending Level Is Less Than The Threshold Level, You Will Receive At Maturity Less, And Up To 90% Less, Than The Principal Amount Of Your Securities.

•      Your Return Will Be Limited By The Capped Value And May Be Lower Than The Return On A Direct Investment In The Securities Included In The Basket Components.

•      Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Basket Components.

•      No Periodic Interest Will Be Paid On The Securities.

•      Changes In The Levels Of The Basket Components May Offset Each Other.

•      The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•      The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•      The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•      Our Estimated Value Of The Securities Is Lower Than The Principal Amount Of The Securities.

•      Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•      Our Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•      The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•      An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.

•      The Securities Will Not Be Adjusted For Changes In Exchange Rates.

•      The Stated Maturity Date May Be Postponed In Certain Circumstances.

•      We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•      Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

•      The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•      There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

We have entered into an agreement with S&P Dow Jones Indices LLC (“SPDJI”) providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SPX, which is owned and published by SPDJI, in connection with certain securities, including these securities.

We have entered into an agreement with STOXX Limited (“STOXX”) providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SX5E, which is owned and published by STOXX, in connection with certain securities, including these securities.

SPDJI, STOXX and their respective licensors (collectively, the “Licensors”) have no relationship to us, other than the licensing of the SX5E, the SPX and the related trademarks for use in connection with the securities.

The Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or the SPX or have any obligation to do so.

The Licensors will not have any liability in connection with the securities.  Specifically, the Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the SX5E and SPX, as applicable, and the data included in the SX5E or SPX; the accuracy or completeness of the SX5E and SPX and their data; and the merchantability and the fitness for a particular purpose or use of the SX5E, the SPX and their data. The Licensors will have no liability for any errors, omissions or interruptions in the SX5E, the SPX, or their data.  Under no circumstances will the Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if the Licensors know that they might occur. The licensing agreement between us and the Licensors is solely for our benefit and the benefit of the Licensors and not for the benefit of the owners of the securities or any other third parties.